CHARDAN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65277

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CHARDAN CAPITAL MARKETS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, SUITE 2130

                                        (No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MR. STEVEN URBACH	646-465-9003	surbach@chardan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

ALVAREZ & ASSOCIATES, INC. Certified Public Accountants

                            (Name – if individual, state last, first, middle name)

9221 CORBIN AVE., SUITE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018			6517
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN URBACH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHARDAN CAPITAL MARKETS LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature:

Steven Urbach

Title: CEO

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:
**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Chardan Capital Markets LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 30, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

A S S E T S

Cash	$	42,658,651
Restricted cash		222,469
Due from clearing brokers		10,053,818
Due from affiliates		6,720,875
Syndication fees receivable		471,403
Accounts receivable		587,720
Securities owned, at fair value		5,412,101
Property and equipment, net		409,497
Operating lease right of use asset		1,784,906
Other assets		1,094,849
TOTAL ASSETS	$	69,416,289

LIABILITIES & MEMBER'S EQUITY

Liabilities:

Accrued compensation and benefits	$	21,973,668
Accounts payable		403,048
Deferred revenue		1,980,000
Income tax payable		798,616
Securities sold, not yet purchased, at fair value		2,343,690
Accrued expenses and other liabilities		1,010,301
PPP loan		495,291
Operating lease liability		1,882,998
TOTAL LIABILITIES		30,887,612

Member's Equity:
Member's Equity 38,528,677

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	69,416,289

The accompanying notes are an integral part of this statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

1.   ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities, LLC and is located in New York City. Its customers are located in the United States and are also based internationally.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.   The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Cash and Concentration of Credit Risk

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $42,408,651 as of December 31, 2021. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is not material.

As of December 31, 2021, the Company maintained two money market deposit accounts of $174,663 and $47,806 to secure two letters of credit on its current New York and Connecticut office leases, respectively. The money market deposit accounts are recorded as restricted cash on the Statement of Financial Condition.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets. The Company estimates the useful lives of computer equipment and software and web site costs to be five years. The Company estimates the useful lives of furniture and fixtures to be seven years. Leasehold improvements are generally amortized over their useful life which the Company estimates to be five years.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Leases. The Company evaluated its existing vendor agreements, including its service office agreements for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2021, the Company had agreements that would be classified as operating leases under the lease recognition guidance.

The Company is a lessee in noncancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 6.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal income taxes since these taxes are the personal responsibility of the member. The Company is subject to New York City Unincorporated Business Tax ("NYC UBT"). At December 31, 2021, the Company had a current NYC UBT payable of $798,616.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2021, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations. The Company recognizes interest and penalties in accrued expenses and other liabilities in the Statement of Financial Condition.

Securities Transactions

All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts and the probability of collection.

Allowance for Credit Losses

The Company applies ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. The Company identified fees receivable carried at amortized cost as impacted by ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards.

The Company will continue to evaluate the appropriateness of a credit loss allowance on this receivable as facts and circumstances may evolve.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Wedbush Securities Inc. ("Wedbush"). The Company's clearing and execution agreement provides that it's clearing firm credits losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firm records customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statement was necessary to reflect the trade date basis as the amounts were not considered material to the financial statements.

Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts. In such a case, Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush will be charged back to the Company.

The Company, in conjunction with Wedbush controls off-balance sheet risk by monitoring the market value, marking securities to market on a daily basis, and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

3.   FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated discounts to reflect illiquidity on a security by security basis, and an internal pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third-party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

There were no changes in the Company's valuation techniques for the year ended December 31, 2021. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less a management estimated liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

9

CHARDAN CAPITAL MARKETS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

	Level 1	Level 2	Level 3	Total
Assets				
Equity				
Healthcare	1,051,069	-	25,497	1,076,566
Financials	-	-	1,905,834	1,905,834
Technology	1,045,660	-	17,667	1,063,327
Industrials	-	-	63,056	63,056
Conglomerates	20,000	-	-	20,000
Services	76,857	-	1,539	78,396
Energy	-	-	19	19
Other	18	-	838,479	838,497
Total Equity	**2,193,604**	**-**	**2,852,091**	**5,045,695**
Warrants				
Financials	-	-	139,644	139,644
Media	-	-	437	437
Healthcare	-	1,372	101,443	102,815
Technology	-	80,217	12,646	92,863
Energy	-	-	247	247
Industrials	-	-	-	-
Other	-	400	30,000	30,400
Total Warrants	**-**	**81,989**	**284,417**	**366,406**
Total Assets	**2,193,604**	**81,989**	**3,136,508**	**5,412,101**
Liabilities				
Equity				
Technology	-	(2,343,690)	-	(2,343,690)
	-	**(2,343,690)**	**-**	**(2,343,690)**
Total Liabilities	**-**	**(2,343,690)**	**-**	**(2,343,690)**

The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2021, there were no warrant transfers from Level 3 into Level 2.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Level 3 Change in Financial Assets and Liabilities

		Equity		Private Warrants
Assets				
Beginning balance	$	3,129,300	$	4,963,608
Purchases		50,000		500
Receipts from banking deals		13,943,038		4,000,000
Exercised		-		(5,850)
Sales		(2,075,539)		(2,791,050)
Unrealized gain (loss)		(10,574,774)		(5,882,791)
Transfers out of Level 3		(1,619,934)		-
Ending balance	$	2,852,091	$	284,417

The following table provides additional information about the valuation techniques,

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2021:

Assets	Fair Value at December 31, 2021	Valuation Techniques	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range of Inputs (Weighted Average)
Investments in private equity	$2,852,091	Market price less liquidity discount	Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement	60% (60%)
Investments in private warrants	$284,417	Internal pricing model	Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement	$0.02 - $0.05 ($0.03)

4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2021:

Computer equipment and software	$ 101,719
Furniture and fixtures	148,350
Leasehold improvements	309,936
Web site	169,990
	729,995
Less accumulated depreciation	320,498
	$ 409,497

5.   DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2021, consists of the following and are included in Due from clearing broker in the Statement of Financial Condition:

Fees and commissions receivable	$	58,832
Deposits with clearing broker		250,002
Receivables from clearing broker		9,744,984
Total	$	10,053,818

6.   COMMITMENT AND CONTINGENCIES

Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for certain of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2021 are as follows:

Operating leases:	
Operating lease ROU assets	$1,784,906
Operating lease liabilities	$1,882,998

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are:

Year Ending December 31,		
2022	$	837,912
2023		847,302
2024		329,189
Total undiscounted lease payments	$	2,014,403
Less imputed interest		(131,405)
Total lease liabilities	$	1,882,998

PPP Loan

During 2020, the Company applied and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $900,544 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and will derecognize the liability when the loan forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met) which includes receiving formal forgiveness approval. As of December 31, 2021, the outstanding PPP Loan balance was $495,291 after payments were made by the Company during the year ended December 31, 2021.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the SEC and FINRA. In management's opinion, based upon the information available at this time there are no proceedings or investigations by self-regulatory organizations against the Company that would have a material impact on the financial position or operating results of the Company.

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position or operating results of the Company.

7.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced a total of $3,054,891 to several affiliated entities to fund the initial costs of these entities. As of December 31, 2021, the total advances outstanding equal $3,394,486.

In December 2020, the Company entered into stock purchase agreements with three affiliated parties of the Company (the "Borrowers") to sell 463,190 shares of the common stock of one of the securities the Company owns in return for secured promissory notes (the "Promissory Notes") issued by the Borrowers totaling $2,315,950. The principal amount is due from time to time and bears interest at 0.14% per annum. As of December 31, 2021, $3,242 of interest has accrued and is due to the Company from the Borrowers.

In July 2021, the Company advanced an affiliated individual $300,000 in return for an unsecured promissory note (the "Unsecured Promissory Note") that shall be payable from time to time upon request from the Company. The affiliated individual repaid the Company the $300,000 in full in January 2022.

8.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Effective December 2021, the Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000. As of December 31, 2021, the Company had net capital of $25,434,224, which was $25,184,224 in excess of the minimum net capital required.

9.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS, AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under Paragraph (k)(2)(ii), in addition the Company has additional activities that are not subject to Rule 15c3-3, as those activities are limited to those set forth in the conditions for exemption appearing in and as a non-covered firm because its business activities are limited to Investment banking. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wedbush. Wedbush carries all of the accounts of such customers and maintain and preserve such books and records.

10.   EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2021, $1,310 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

11.   RISKS AND UNCERTAINTIES

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted as of the date of these financial statements. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date that the financial statement was available to be issued. Other than as noted below, no significant subsequent events have been identified which would require disclosure or recording in the financial statement.

The Company received notification from Signature Bank that Signature Bank and the Small Business Administration had completed their review of the Company's PPP Loan forgiveness request and that all of the original principal ($900,544) and cumulative interest ($15,371) totaling $915,915 under the loan was forgiven in full effective January 18, 2022.

Effective January 31, 2022, the Company agreed to repurchase all of the 463,190 shares of a common stock originally sold to the affiliated Borrowers in December 2020. The Company agreed to repurchase all 463,190 shares of the common stock and in return simultaneously forgive the affiliated Borrowers from repaying the original $2,315,950 in principal of the Promissory Notes.